December 12, 2024

Via Edgar
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
Washington, DC 20549
Attention: Shannon Davis and William Schroeder

Re: Community West Bancshares
Form 10-Q for Fiscal Quarter Ended September 30, 2024
File No. 000-31977

Dear Sir or Madam:

On behalf of Community West Bancshares (“Community West”), we hereby submit responses to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated December 9, 2024, (the “Comment Letter”) with respect to the above-referenced filing.

For your convenience, we have set forth each comment from the Comment Letter in italics and bold typeface and have included our response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2024, filed November 6, 2024

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition
Loans, page 53

1.We note your disclosure on page 53 about your concentration in commercial real estate (“CRE”) loans representing approximately 56.4% of total loans as of September 30, 2024. We also note that the non-owner occupied CRE loan class comprised both the largest portion of your CRE, as well as the largest portion of your total loan portfolio, as of September 30, 2024. Please revise future filings to further disaggregate the composition of your CRE loan portfolio to more clearly disclose and quantify material geographic and industry concentrations (e.g., office, retail, etc.), as well as current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, to the extent material to an investor’s understanding of the credit risk inherent in your CRE portfolio.

Response: In response to the Staff’s comment, Community West will revise its future filings to further disaggregate the composition of its CRE loan portfolio to more clearly disclose and quantify material geographic and industry concentrations, as well as current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, to the extent material to an investor’s understanding of the credit risk inherent to its CRE portfolio.

1.We note your disclosure on page 53 that a substantial decline in the performance of the economy in general or a decline in real estate values in your primary market areas in particular could have an adverse impact on collectability, increase the level of real estate-related non-performing loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on your business, as well as your disclosure that CRE loans include certain loans with higher risks. Please revise future filings to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Response: In response to the Staff's comment, Community West will revise its future filings to provide specific details about its risk management policies, procedures, or other actions taken by management in response to the current environment.

We are available to discuss any of our responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact me at (916) 235-4617.

Very truly yours,

/s/ Shannon Livingston
Shannon Livingston
Executive Vice President and Chief Financial Officer